UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X          Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2006

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of DC Service Co., Ltd.

Tokyo, December 20, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate DC Service Co., Ltd. DC Service Co., Ltd. is a subsidiary of DC Card Co., Ltd., which is a subsidiary of BTMU.

1.	Outline of DC Service Co., Ltd.

(1) Address:	1-18, Ebisu 4-Chome, Shibuya-ku, Tokyo

(2) Director:	Naoyuki Abe

(3) Capital:	Japanese yen 100 million

(4) Main Business:	Insurance agency, Travel agency

2.	Reason for liquidation

As a part of the reorganization and planned merger of DC Card Co., Ltd. and UFJ NICOS Co., Ltd., it has been decided to discontinue the core insurance and travel agency operations of DC Service Co., Ltd. Consequently it has been decided to liquidate DC Service Co., Ltd.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of March 2007.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651